NUEON INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Nueon Inc.
Menlo Park, California

We have reviewed the accompanying financial statements of Nueon Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 8, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	792,811	$	3,377,801
Prepaids and other current assets		37,635		22,362
Total current assets		**830,446**		**3,400,163**
Property and equipment, net		3,475		4,707
Intangible assets		93,646		85,000
Total assets	$	**927,567**	$	**3,489,870**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	25,143	$	50,775
Credit Card		31,747		7,010
Other current liabilities		57,340		124,963
Total current liabilities		**114,230**		**182,747**
Simple Agreement for Future Equity (SAFEs)		516,000		-
Total liabilities		**630,230**		**182,747**
STOCKHOLDERS EQUITY				
Common Stock		825		825
Series A Preferred Stock		261		261
Series A- 1 Preferred Stock		1,395		1,395
Series B Preferred Stock		1,774		1,652
Additional Paid In Capital		14,547,612		14,447,853
Retained earnings/(Accumulated Deficit)		(14,254,530)		(11,144,863)
Total stockholders' equity		**297,337**		**3,307,123**
Total liabilities and stockholders' equity	$	**927,567**	$	**3,489,870**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 65,170	$ 49,255
Cost of goods sold	2,936	-
Gross profit	62,235	49,255
Operating expenses		
General and administrative	2,684,900	3,616,570
Research and development	309,894	1,449,284
Sales and marketing	160,691	8,060
Total operating expenses	3,155,486	5,073,915
Operating income/(loss)	(3,093,251)	(5,024,660)
Interest expense	-	-
Other Loss/(Income)	12,204	106
Income/(Loss) before provision for income taxes	(3,105,455)	(5,024,765)
Provision/(Benefit) for income taxes	4,212	-
Net income/(Net Loss)	$ (3,109,667)	$ (5,024,765)

See accompanying notes to financial statements.

(in , $US)	Common Stocks		Series A Preferred Stock		Series A- 1 Preferred Stock		Series B Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2019	8,072,708 $	**807**	2,614,154 $	**261**	13,949,931 $	**1,395**	16,523,463 $	**1,652**	$ **13,828,040**	$ **(6,120,098)**	$ **7,712,058**
Issuance of Stocks	175,000	18							537,832		$ 537,849
Share-Based Compensation									81,982		81,982
Net income/(loss)										(5,024,765)	(5,024,765)
Balance—December 31, 2020	8,247,708	825	2,614,154	261	13,949,931	1,395	16,523,463	1,652	14,447,853	$ (11,144,863)	$ 3,307,123
Issuance of Stocks	-	-	-	-	-	-	1,211,720	121	13,120		13,242
Share-Based Compensation									86,639		86,639
Capital contribution											-
Net income/(loss)										(3,109,667)	(3,109,667)
Balance—December 31, 2021	8,247,708 $	825	2,614,154 $	261	13,949,931 $	1,395	17,735,183 $	1,774	14,547,612	$ (14,254,530)	$ 297,337

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(3,109,667)	$ (5,024,765)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of property		2,441	1,716
Amortization of intangibles		22,604	250
Share-based compensation		86,639	81,982
Changes in operating assets and liabilities:			
Prepaid expenses		(15,273)	17,106
Account payables		(25,632)	(61,725)
Credit Cards		24,737	(5,317)
Other current liabilities		(67,623)	67,811
Net cash provided/(used) by operating activities		**(3,081,773)**	**(4,922,943)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of property and equipment		(1,209)	(4,844)
Purchases of intangible assets		(31,250)	(82,987)
Net cash provided/(used) in investing activities		**(32,459)**	**(87,831)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital contribution		13,242	537,849
Borrowing on SAFEs		516,000	-
Net cash provided/(used) by financing activities		**529,242**	**537,849**
Change in cash		(2,584,989)	(4,472,924)
Cash—beginning of year		3,377,801	7,850,725
Cash—end of year	$	**792,811**	**$ 3,377,801**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Nueon Inc. was incorporated on January 8, 2014 in the state of Delaware under the name Erythron Inc. On October 23, 2014, the company changed the name from Erythron Inc. into Nueon Inc. The financial statements of Nueon Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Menlo Park, California.

COR is a Fitbit for your blood. We've developed an at-home infrared spectrometer, paired with a data analytics machine based on tens of millions of data points. Together, this solution allows people to discover what food and fitness practices are highest impact for them, and presents them with a FICO-like nutrition and fitness score. COR is putting spectrometers in people's homes. We plan to sell 10,000 in-home COR consoles in 2022. The revenue model is an upfront payment for the hardware, paired with a recurring monthly membership.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $542,811 and $3,127,801, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trades receivable. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs. Software will be amortized over the expected period to be benefitted which may be as long as 10 years.

Income Taxes

Nueon Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole

Revenue recognition, according to Topic 606, is determined using the following steps:.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2)   Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)   Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the COR consoles to the final customers.

Cost of sales

Costs of goods sold include the cost of equipment sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $160,691 and $8,060, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trades receivable, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaids	19,191	12,522
Other current assets	18,444	9,840
Total Prepaids and Other Current Assets	$ 37,635	$ 22,362

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued payable	21,461	92,332
Tax Payable	35,879	32,631
Total Other Current Liabilities	$ 57,340	$ 124,963

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Computer	$	7,725	$	6,516
Property and Equipment, at Cost		7,725		6,516
Accumulated depreciation		(4,249)		(1,809)
Property and Equipment, Net	$	3,475	$	4,707

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $2,411 and $1,716 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Software	$ 119,250	$ 88,000
Intangible assets, at cost	119,250	88,000
Accumulated amortization	(25,604)	(3,000)
Intangible assets, Net	$ 93,646	$ 85,000

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 was in the amount of $22,604 and $250 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (22,604)
2023	(22,604)
2024	(22,604)
2025	(22,604)
Thereafter	(3,229)
Total	$ (93,646)

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 52,625,027 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 8,247,708 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 34,263,539 shares of Preferred Stock, $0.0001 par value per share. The first series of Preferred Stock shall be designated Series A Preferred Stock and shall consist of 2,688,581 shares. The second series of Preferred Stock shall be designated Series A-l Preferred Stock and shall consist of 13,949,931 shares. The third series of Preferred Stock shall be designated Series B Preferred Stock and shall consist of 17,625,027 shares. As of December 31, 2021, and December 31, 2020, 2,614,154 shares of Series A Preferred Stock, 13,949,931 shares of Series A-1 Preferred stock, have been issued and outstanding. As of December 31, 2021, and December 31, 2020, 17,735,183 and 16,523,463 shares of Series B Preferred Stock have been issued and outstanding, respectively.

7.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 11,883,247 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	4,474,973	$	0.08	-
Granted	-			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	4,474,973	$	0.08	6.70
Exercisable Options at December 31, 2020	4,474,973	$	0.08	6.70
Granted	-	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	4,474,973	$	0.08	5.70
Exercisable Options at December 31, 2021	4,474,973	$	0.08	5.70

Stock option expense for the years ended December 31, 2021 and December 31, 2020 was $86,639 and $81,982, respectively.

8. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Discount	2021	2020
Safes I - V	Fiscal Year 2021	$ 60,000,000	20%	$ 516,000	$ -
Total SAFE(s)				**$ 516,000**	**$ -**

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the greater of: (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Standard Preferred Price; and (ii) if the SAFE has a Valuation Cap (and the Conversion Price is less than the shares of Standard Preferred Stock equal to the Purchase Amount divided by the Conversion Price). In a Change of Control or Dissolution, the SAFE is intended to operate similar to standard non-participating Preferred Stock. In particular: (a) -Out Amount is: (i) Junior to payments of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock in connection with such event); (ii) On par with (A) payments of Cash-Out Amounts (or similar liquidation preferences) for other SAFEs; and (B) payments of liquidation preferences for Preferred Stock and instruments similar to SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and the holders of such other SAFEs, Preferred Stock and/or instruments similar to SAFEs, the applicable Proceeds will be distributed pro rata to the Investor and such other holders in proportion to the full payments that would otherwise be due; and (iii) Senior to (A) payments of Conversion Amounts for other SAFEs; (B) payments for Preferred Stock and instruments similar to SAFEs made on a similar as-converted-to-Common-Stock basis; and (C) payments for Common Stock. (b) (i) Junior to (A) payments of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock in connection with such event); and (B) payments of Cash-Out

Amounts (or similar liquidation preferences) for other SAFEs and payments of liquidation preferences for Preferred Stock and instruments similar to SAFEs; and (ii) On par with (A) payments of Conversion Amounts for other SAFEs; (B) payments for Preferred Stock and instruments similar to SAFEs made on a similar as-converted-to-Common-Stock basis; and (C) payments for Common Stock. If there is a Dissolution before the termination of the SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1.5 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (927,924)	$ (1,419,209)
Valuation Allowance	927,924	1,419,209
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (3,091,400)	$ (2,163,475)
Valuation Allowance	3,091,400	2,163,475
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $10,259,920, and the Company had state net operating loss ("NOL") carryforwards of approximately $10,259,920. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into month-to-month contract with Spaces, with base rent of $10,205. Rent expense was in the amount of $199,976 and $171,277 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through February 8, 2022 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,093,251, an operating cash flow loss of $3,081,773 and liquid assets in cash of $792,811, which less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.